October 3, 2014

CONFIDENTIAL TREATMENT REQUESTED BY SYNCHRONOSS TECHNOLOGIES, INC. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:   Patrick Gilmore

Rebekah Lindsey

Christine Davis

Re:	Synchronoss Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 000-52049

Dear Mr. Gilmore:

Synchronoss Technologies, Inc. (the “Company” ) is providing this letter in response to the September 19, 2014 comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by the Company relating to the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “2013 10-K”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations is enclosed with this letter, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. For the convenience of the Staff, the Company is providing to the Staff copies of this letter by overnight delivery.

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CONFIDENTIAL TREATMENT REQUESTED BY SYNCHRONOSS TECHNOLOGIES, INC.

For your convenience, your comments are repeated below in italicized print.  The Company’s responses (the “Responses” and, each, a “Response”) are provided below each comment.  The Responses below are based solely on the inquiry that the Company has conducted and materials it has reviewed as of October 3, 2014 in response to the Staff’s comments.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Concentration of Credit Risk, page 64

1.              We note your response to prior comment 2.  Your disclosure on page 65 indicates that 77% of your revenues are attributable to your top 5 customers, with only two of those customers exceeding 10%.  Therefore, the range of concentration could far exceed 10% for either of these customers.  ASC 270-10-50-16 through 20 requires disclosure that is adequate to inform users of the general nature of the risk, and does not contain bright line thresholds for disclosure.  Given the possible wide range of concentration due to your two largest customers, we do not believe disclosure characterizing your customer concentration as “greater than 10%” sufficiently reflects the nature of your customer concentration risk.  Please tell us the percentage of revenue related to those two customers and, if these are significantly above 10%, revise your future filings to also provide this disclosure.  Alternatively, please provide us with any additional information considered when concluding that this disclosure was not applicable.

Response to Comment 2:

The Company considered paragraphs ASC 275-10-50-16 through 20(1) in preparing the 2013 10-K.  Based on its review of these provisions, the Company believed, and continues to believe, that the disclosures made regarding the Company deriving greater than 10% of its total revenues from sales to AT&T and Verizon satisfied the requirements of ASC 275-10-50-16 through 20.  In particular, paragraph 275-10-50-20 states that disclosure of concentrations “shall include information that is adequate to inform users of the general nature of the risk associated with the concentration.”  The Company believes that the disclosure that the revenues of each of these customers exceeds 10 percent, the disclosures in footnote number 2 to the Company’s consolidated financial statements under the heading “Summary of Significant Accounting Policies- Concentration of Credit Risk” on page 64 of the 2013 10-K and the disclosure in the “Risk Factors” on page 17 that the loss of either AT&T or Verizon as a customer would have a material negative impact on the Company satisfy the requirement specified in ASC 275-10-50-20 of adequate disclosure to inform users of the general nature of the risk associated with the concentration.

(1)  Please note that although the Staff’s comment refers to 270-10-50-16 through 20 we have referred to ASC 275-10-50-16 through 20.

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CONFIDENTIAL TREATMENT REQUESTED BY SYNCHRONOSS TECHNOLOGIES, INC.

In response to your request, please note that AT&T accounted for [***]% ($[***] million) of total Company revenues in 2013, [***]% ($[***] million) of total Company revenues in 2012 and [***]% ($[***] million) of total Company revenues in 2011 and Verizon Wireless accounted for [***]% ($[***] million) of total Company revenues in 2013, [***]% ($[***] million) of total Company revenues in 2012 and [***]% ($[***] million) of total Company revenues in 2011.

Disclosure of the specific revenues generated by each of these customers would have the effect of revealing sensitive financial and commercial information of each of them and would unfairly expose confidential aspects of their business strategies.  For example, because the Company discloses that its Verizon revenues relate to cloud services and the Company also discloses the average price of its cloud services per subscriber, disclosure of the percentage of the Company’s total revenues attributable to Verizon would enable Verizon’s competitors to calculate the number of Verizon’s customers that are using cloud services.  Such information would give Verizon’s competitors insight into the extent of Verizon’s cloud services deployment and would place Verizon at a competitive disadvantage.

Although the Company believes that its current disclosure satisfies the requirements of ASC 275-10-50-16 through 20 and provides ample information regarding the nature of its customer concentration risk, in future filings the Company will also make the following changes to its Risk Factor concerning customer concentration to provide greater emphasis on the risks associated with the Company’s concentration of revenues from AT&T and Verizon:

We Have Substantial Customer Concentration, with a Limited Number of Customers Accounting for a Substantial Portion of our 2013 Revenues.

We currently derive a significant portion of our revenues from two customers, AT&T and Verizon Wireless, each of which accounted for more than 10% of our revenues in each of 2013 and 2012.  In addition, our five largest customers, AT&T, Verizon Wireless, Comcast, NBN Co Limited and Vodafone, accounted for approximately 77% of our revenues for the year ended December 31, 2013, as compared to our five largest customers, AT&T, Level 3 Communications, Time Warner Cable, Verizon Wireless and Vodafone, which accounted for 76% of our revenues for the year ended December 31, 2012.  ~~Of these customers, AT&T and Verizon Wireless each accounted for more than 10% of our revenues in 2013.~~  There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by these customers or the future demand for the products and services of these customers in the end-user marketplace. In addition, revenues from these larger customers, especially our two largest customers, AT&T and Verizon Wireless, may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions or other facts, some of which may be outside of our control. Further, some of our contracts with these larger customers permit them to terminate our services at any time (subject to notice and certain other provisions).  If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our services which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations and/or trading price of our common stock.  If either of our two largest customers, AT&T or Verizon Wireless, terminates our services, such termination would negatively affect our revenues and results of operations and/or trading price of our common stock.

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CONFIDENTIAL TREATMENT REQUESTED BY SYNCHRONOSS TECHNOLOGIES, INC.

The Company believes that this additional information will enhance disclosure regarding the Company’s customer concentration risk while preserving customer confidentiality with respect to the annual amount each customer spends.

10.  Income Taxes, Page 87

2.              Your response to prior comment 4 indicates that you do not believe any additional disclosures are required because you do not anticipate any NOLs to expire unutilized.  However, ASC 740-10-50-3(a) requires disclosure regardless of whether you anticipate any of your NOLs to expire unused.  Given that you use a three year forecast period, the fact that your rate reconciliation on page 87 does not reflect any utilization of NOLs during the past two years and your disclosure on page 88 that these NOLs begin to expire in 2014, we continue to believe that additional disclosure of the amounts and timing of the expiration of your NOLs is useful.  Please revise your future filings to provide this disclosure or provide us any additional information you considered in your conclusion that this disclosure is not required.

Response to Comment 2:

Although the Company continues to believe that no NOLs will expire unutilized, the Company will provide the amount and expiration dates of our NOLs in its Form 10-K for the fiscal year ended December 31, 2014 and future Form 10-K filings.

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In connection with our responses to the Staff’s comment, the Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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CONFIDENTIAL TREATMENT REQUESTED BY SYNCHRONOSS TECHNOLOGIES, INC.

Please do not hesitate to contact me at (908) 547-1239 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Ronald J. Prague

Ronald J. Prague
Executive Vice President and General Counsel

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CONFIDENTIAL TREATMENT REQUESTED BY SYNCHRONOSS TECHNOLOGIES, INC.